Exhibit 19.1

SECURITIES TRADING POLICY

1.PURPOSE AND APPLICABILITY
1.1This policy ensures that our Directors, officers, employees, and contractors comply with federal and state securities laws and avoid even the appearance of questionable or improper conduct in connection with securities transactions.
1.2This policy covers members of the Board of Directors (“Directors”), officers, employees, and contractors of Pinnacle West Capital Corporation (“Pinnacle West”) and its subsidiaries (collectively, the “Company”). It also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household, but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they Trade in securities). You are responsible for the transactions of these people and should make them aware of this policy. You are also responsible for transactions by other third parties to whom you pass Material Non-public Information. If you facilitate Trading in securities by another person by "tipping" them to Material Non-public Information about the Company, or Material Non-public Information about any other company gained during the course of performing work for the Company, you violate this policy whether or not you benefit financially from the Trading.
2.POLICY STATEMENT
2.1A Director, officer, employee, contractor, or any other person covered by this policy who has gained or becomes aware of Material Non-public Information about the Company, or Material Non-public Information about any other company during the course of performing work for the Company, may not, directly or through family members or other persons or entities:
2.1.1Trade in securities of the Company or such other company; or
2.1.2Pass that information along to others who do not have a legitimate business need to know the information.
2.2Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency) are no exception.
2.3The Company is also prohibited from trading in Company securities or any other company’s securities at any time based upon Material Non-public Information about itself or such company, consistent with applicable law.
2.4This policy also applies to certain transactions under Pinnacle West stock plans:
•Stock Option Exercises; Vesting of Restricted Stock Units or Stock Units, Restricted Stock or Performance Shares. The policy applies to any sale of stock as part of a broker-assisted cashless exercise of an option or to raise cash to pay the exercise price of an option. This policy does not apply to the exercise of a tax withholding right pursuant to which you originally elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of restricted stock units or stock units, restricted stock or performance shares.

•Savings Plan (401K). The policy applies to certain elections made under the Savings Plan, including: (a) an election to increase the percentage of periodic contributions that will be allocated to the Pinnacle West stock fund; (b) an election to make an intra-plan transfer of any existing account balance in or out of the Pinnacle West stock fund; (c) an election to borrow money against a Savings Plan account if the loan could result in a liquidation of some or all of the borrower’s Pinnacle West stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in an allocation of loan proceeds to the Pinnacle West stock fund.
•Investors Advantage Plan ("IAP"). The policy applies to a participant’s voluntary purchases of Pinnacle West common stock resulting from additional contributions to the IAP and a participant’s election to participate in the IAP or to increase the participant’s level of IAP participation. The policy also applies to any sale of Pinnacle West common stock under the IAP.
2.5This policy continues to apply to your transactions after you have terminated your employment or other services to the Company, and for so long as you remain in possession of Material Non-public Information when your employment or service relationship terminates. You may not Trade until that information has become public or is no longer material. In addition, if you are a "Covered Person" (see below) and your employment terminates during a blackout period, you may not Trade in Company securities at least until that blackout period expires.
2.6Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors and officers may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.
2.7Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) provides a defense from insider trading liability under Rule 10b5-1. To comply with this policy, a Rule 10b5-1 plan must (i) be approved by the Company’s General Counsel or his or her designee, or, in the case of a Rule 10b5-1 plan of the Company’s General Counsel, by the Chief Executive Officer or his or her designee, and (ii) meet the requirements of Rule 10b5-1. Any Rule 10b5-1 plan must be submitted for approval five days prior to entry into the Rule 10b5-1 plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 plan will be required. A Rule 10b5-1 plan may not be amended or terminated without first notifying the General Counsel at least 5 days in advance of the amendment or termination. In the case of an amendment, before it takes effect, the Rule 10b5-1 plan amendment must (i) be approved by the Company’s General Counsel or his or her designee and (ii) meet the requirements of Rule 10b5-1. In the case that the Rule 10b5-1 plan to be terminated or amended belongs to the Company’s General Counsel, notice must be given to the Chief Executive Officer or his or her designee, and approval for an amendment must be obtained from the Chief Executive Officer or his or her designee.
2.8Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member and household member whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company, the General Counsel or any other employee pursuant to this Policy (or otherwise), including, with respect to Covered Persons, pre-clearing a Trade, does not in any way insulate an individual from liability under applicable securities laws.
2.9Additional provisions that apply to "Covered Persons":
1.1.1If you are a Covered Person, you are subject to the additional restrictions set forth below in addition to the restrictions set forth above.
1.1.2All Trades of Company securities by any Covered Person or their family members must be pre-cleared by Pinnacle West’s General Counsel or his or her designee. All requests for pre-clearance should be submitted at least two business days in advance of the proposed transaction. The General Counsel, or his or her designee, is under no obligation to approve a Trade submitted for pre- clearance and may decide in his or her sole discretion not to permit the Trade.
1.1.3Covered Persons are responsible for making sure that employees that work for them who routinely have access to Material Non-public Information are aware of this policy, the blackout periods discussed below, and that they may not Trade, whether or not in a blackout period, if they are in possession of Material Non- public Information.
1.1.4Covered Persons are subject to “blackout periods” under this policy. Covered Persons are prohibited from Trading Company securities in the public market and from entering into, modifying, or terminating Rule 10b5-1 Plans during blackout periods. Quarterly blackout periods generally begin on the fifteenth day of the last month of a quarter and end two full trading days after the filing of either the Form 10-K or the Form 10-Q related to that quarter.
1.1.5If, for example, Pinnacle West were to make an earnings announcement prior to the open of the market on a Monday, a Covered Person could not Trade in Company securities until the opening of the market on Wednesday.
1.1.6From time to time, an event may occur that is material to the Company and is known by only a limited number of persons. So long as the event remains material and non-public, the General Counsel may, in his or her sole discretion, initiate an event-specific blackout period until such time that the event has been made public (such as by press release or SEC filing) and the investing public has had time to fully absorb the information.
1.1.7While the Corporate Secretary’s office will endeavor to provide regular advance notice to Covered Persons of the commencement of any blackout period, this policy will apply regardless of whether advance notice can be given. A blackout period may be accelerated, modified and/or extended by the Company’s General Counsel as he or she may, in his or her sole discretion, determine is necessary or desirable.
1.1.8The General Counsel, in consultation with the Company’s Chief Executive Officer, may in his or her sole discretion grant, on a case-by-case basis, a waiver of the blackout period for a Covered Person who the General Counsel is satisfied is not in possession of Material Non-public Information and who has an immediate and severe financial hardship.
1.1.9Bona fide gifts of Company securities made by a Covered Person are not subject to the blackout period unless the person making the gift has reason to believe that the recipient intends to sell the Company securities during the blackout period or while the Covered Person is aware of Material Non-public Information. All bona fide gifts of Company securities by a Covered Person must be pre-cleared pursuant to section 2.9.2.

1.1.10The Company and certain Covered Persons must make certain disclosures in Securities and Exchange Commission filings concerning Rule 10b5-1 Plans. Each such Covered Person must undertake to provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances. Additionally, each such Covered Person understands that the approval or adopting of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder.
2.10Definitions
1.1.1“Covered Person” means:
•each Director;
•each Pinnacle West and APS officer; and
•each Company employee or contractor who may be notified by Pinnacle West's General Counsel that he or she is considered to be a Covered Employee.
1.1.2“Material Non-public Information” is any confidential or non-public information that a reasonable investor would consider important in deciding whether to buy, sell, or hold a security. In short, any information that could reasonably affect the price of a security is material non-public information. It may be information related to the Company or to another company which you have gained during the course of performing work for the Company.
1.1.3Common examples of information that will frequently be regarded as material non-public information include the following:
◦financial results for a recently-completed period that have not been publicly disclosed;
◦projections of future earnings or losses;
◦significant regulatory developments, such as a development in an important Arizona Corporation Commission matter;
◦significant cybersecurity or data privacy incidents, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
◦news of a pending or proposed merger, acquisition, consolidation, or tender offer;
◦news of a significant sale of assets or the disposition of a division or subsidiary;
◦changes in dividend policy, the declaration of a stock split, or the offering of additional securities;
◦changes in management;
◦significant new products or discoveries;
◦impending financial liquidity problems; or
◦the gain or loss of a substantial customer or supplier.
Note: Material Non-public Information includes both positive and negative information.
Material Non-public Information becomes public once the information has been disclosed broadly to the marketplace (such as by a press release or a

SEC filing) and the investing public has had time to fully absorb the information.
1.1.4A "Trade" of securities means:
•to buy or sell securities, or enter into a contract or arrangement to buy or sell;
•to pledge, margin, hypothecate, hedge or otherwise grant or dispose of an economic interest in securities;
•to gift securities to a person or entity;
•to engage in a short sale of securities; or
•to establish "limit orders" for, or to buy or sell puts, calls, options or other derivative securities based on or in respect of, securities.
3.ACCOUNTABILITY
3.1A violation of this policy is an extremely serious matter that will likely result in disciplinary action up to and including dismissal. Under federal securities laws, individuals who engage in insider trading or "tipping" information to others who unlawfully Trade can be liable for substantial criminal and civil penalties, including imprisonment for up to 20 years, criminal fines of up to $5 million, and civil penalties of up to three times the profits gained or losses avoided. The Company may be obligated to inform the authorities of insider trading violations of which it becomes aware.